Exhibit 99.1
Income Statement by activity
Unaudited

	For the six months ended June 30, 2025			For the six months ended June 30, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	74,261	72,769	1,688	85,017	84,250	883
Cost of revenues	68,267	66,996	1,467	69,818	69,243	691
Selling, general and other costs	4,174	4,042	132	4,564	4,431	133
Research and development costs	3,371	3,371	—	2,819	2,819	—
Gains/(losses) on disposal of investments	(204)	(203)	(1)	(46)	(48)	2
Restructuring costs	522	522	—	1,212	1,212	—
Share of the profit/(loss) of equity method investees	(433)	(607)	174	81	(118)	199
Operating income/(loss)	(2,710)	(2,972)	262	6,639	6,379	260
Net financial expenses/(income)	160	160	—	(350)	(350)	—
Profit/(loss) before taxes	(2,870)	(3,132)	262	6,989	6,729	260
Tax expense/(benefit)	(614)	(522)	(92)	1,342	1,434	(92)
Result from intersegment investments	—	354	—	—	352	—
Net profit/(loss)	(2,256)	(2,256)	354	5,647	5,647	352

Adjusted operating income(1)	540	284	256	8,463	8,223	240
______________________________________________________________________________________________________________________________________________
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis Semi-Annual Report as of and for the six months ended June 30, 2025 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At June 30, 2025			At December 31, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	29,286	29,156	130	31,986	31,841	145
Other intangible assets	20,501	20,300	201	22,379	22,174	205
Property, plant and equipment	44,888	36,298	8,590	45,011	38,644	6,367
Equity method investments	8,632	13,349	3,614	9,100	13,707	3,539
Deferred tax assets	4,472	4,423	49	4,371	4,329	42
Inventories	21,812	21,744	68	20,861	20,807	54
Assets sold with a buyback commitment	2,940	2,940	—	1,938	1,938	—
Trade receivables	6,364	6,512	148	5,506	5,635	66
Tax receivables	1,275	1,250	26	1,638	1,599	40
Other assets and prepaid expenses	23,401	13,754	12,679	22,634	13,226	12,584
Financial assets	6,160	5,224	943	7,166	6,367	810
Cash and cash equivalents	30,660	28,964	1,696	34,100	32,409	1,691
Assets held for sale	293	51	242	917	756	161
TOTAL ASSETS	200,684	183,965	28,386	207,607	193,432	25,704
Equity and Liabilities
Equity	73,523	73,523	8,331	82,115	82,115	8,146
Employee benefits liabilities	5,630	5,626	4	6,024	6,023	1
Provisions	21,095	20,999	96	23,080	22,992	92
Deferred tax liabilities	3,476	2,645	831	4,507	3,627	880
Debt	40,799	26,026	17,636	37,227	24,817	15,472
Trade payables	29,922	29,964	265	29,684	29,770	152
Other financial liabilities	50	35	15	24	13	11
Tax liabilities	620	570	51	950	887	62
Other liabilities	25,389	24,552	940	23,538	22,814	804
Liabilities held for sale	180	25	217	458	374	84
TOTAL EQUITY AND LIABILITIES	200,684	183,965	28,386	207,607	193,432	25,704
________________________________________________________________________________________________________________________________________________
Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity(1)
Unaudited

	For the six months ended June 30, 2025			For the six months ended June 30, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Profit/(loss) before taxes(2)	(2,870)	(2,778)	262	6,989	7,081	260
Adjustments for non-cash items and other:
depreciation and amortization	3,582	3,557	25	3,598	3,579	19
(gains)/losses on disposals	154	154	—	9	11	(2)
other non-cash items	2,155	2,030	125	654	546	108
Share of the profit/(loss) of equity method investees	433	254	(175)	(72)	(225)	(199)
Change in provisions and employee benefits liabilities	(833)	(835)	2	97	82	15
Change in carrying amount of leased vehicles	(2,824)	291	(3,115)	(1,717)	623	(2,340)
Net change in receivables related to financial services activities	(1,738)	—	(1,738)	(1,739)	—	(1,739)
Dividends received	227	208	169	296	113	185
Income tax received/(paid), net	80	(168)	248	(1,993)	(2,223)	230
Changes in working capital	(653)	(603)	(50)	(2,152)	(3,231)	1,079
Net cash from/(used in) operating activities	(2,287)	2,110	(4,247)	3,970	6,356	(2,384)
Proceeds from disposal of shares in consolidated companies and of investments in non-consolidated companies	389	314	75	233	32	201
Acquisitions of consolidated subsidiaries and equity method investments	(247)	(480)	(65)	(1,316)	(1,495)	(4)
Proceeds from disposals of property, plant and equipment and intangible assets	150	150	—	140	140	—
Investments in property, plant and equipment and intangible assets	(4,447)	(4,425)	(22)	(5,703)	(5,671)	(32)
Change in amounts payable on property, plant and equipment and intangible assets	(711)	(711)	—	233	233	—
Net change in receivables from financing	275	275	—	(396)	(396)	—
Change in securities	2,444	2,452	(8)	(175)	(200)	25
Other changes	1	9	(8)	58	(9)	67
Net cash from/(used in) investing activities	(2,146)	(2,416)	(28)	(6,926)	(7,366)	257
Distributions paid	(1,962)	(1,962)	(150)	(4,653)	(4,653)	(2)
Proceeds from issuance of shares	—	—	298	10	10	183
(Purchases)/sales of treasury shares	—	—	—	(1,998)	(1,998)	—
Changes in debt and other financial assets and liabilities	3,899	(307)	4,206	1,728	(447)	2,175
Other changes	—	—	—	—	—	—
Net cash from/(used in) financing activities	1,937	(2,269)	4,354	(4,913)	(7,088)	2,356
Effect of changes in exchange rates	(1,236)	(1,165)	(71)	425	431	(6)
(Increase)/decrease in cash and cash equivalents included in asset held for sale	292	295	(3)	100	100	—
Increase/(decrease) in cash and cash equivalents	(3,440)	(3,445)	5	(7,344)	(7,567)	223
Net cash and cash equivalents at beginning of period	34,100	32,409	1,691	43,669	42,419	1,250
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	30,660	28,964	1,696	36,325	34,852	1,473
________________________________________________________________________________________________________________________________________________
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Effective H1 2025, the Company has reclassified certain items in the Condensed Consolidated Statement of Cash Flows. These immaterial reclassifications were made to enhance the consistency and comparability of the financial disclosures. Refer to the Stellantis N.V. Semi-Annual Report for the six months ended
June 30, 2025 - Note 1, Basis of preparation, for additional information. Comparative figures for June 2024 have been reclassified accordingly
(2) With the reclassification noted above, the starting point for the cash flows is Profit/(loss) before taxes, which for Industrial activities includes the Financial services results identified in the Income Statement as “Result of intersegment investments” of €354 million and €352 million for the six months ended June 30, 2025 and 2024, respectively. These amounts are adjusted in the line "Share of the profit/(loss) of equity method investees”